Hamilton, Bermuda and New York, NY-21 February 2017: The Bank of N.T. Butterfield & Son Limited (“Butterfield”) (NYSE: NTB | BSX: NTB.BH) today announced that certain of its shareholders (collectively, the “Selling Shareholders”), including affiliates of The Carlyle Group (collectively, “Carlyle”), intend to offer 9,555,794 shares of Butterfield’s voting ordinary shares, par value $0.01 per share (the “Common Stock”), in an underwritten public offering. In addition, the Selling Shareholders intend to grant the underwriters a 30-day option to purchase up to an additional 1,433,369 shares of the Common Stock at the public offering price, less underwriting discounts and commissions. The shares offered, including the underwriters’ option to purchase additional shares, will include all 7,632,569 shares currently owned by Carlyle. Butterfield will not be issuing any shares in connection with the offering and will not receive any proceeds from the offering.

The pricing and completion of the offering remain subject to a range of conditions.

Goldman, Sachs & Co., Citigroup, Sandler O’Neill & Partners and Keefe, Bruyette & Woods are acting as the joint book-running managers, and Raymond James and Wells Fargo Securities are acting as co-managers for the offering.

This offering will only be made by means of a prospectus. When available, copies of the preliminary prospectus related to the offering may be obtained from Goldman, Sachs & Co., Attention: Prospectus Department, 200 West Street, New York, NY 10282, or by telephone at (866) 471 2526, or by e-mail at prospectus-ny@ny.email.gs.com, from Citigroup, c/o: Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, by telephone at (800) 831 9146, or by e-mail at prospectus@citi.com, from Sandler O’Neill & Partners, L.P., 1251 Avenue of the Americas, New York, NY 10020, or by telephone at (866) 805 4128, or from Keefe, Bruyette & Woods, Inc., by telephone at (800) 966 1559.

A registration statement relating to these securities has been filed with the Securities and Exchange Commission (“SEC”), but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. Copies of the registration statement can be accessed through the SEC’s website at www.sec.gov. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

-ENDS-

Forward-Looking Statements
This News Release contains forward-looking statements, including with respect to the registered secondary offering. Forward-looking statements may generally be identified by the use of words such as "anticipate," "believe," "expect," "intend," "plan," and "will" or, in each case, their negative, or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. As a result, actual events may differ materially from those expressed in or suggested by the forward-looking statements. Any forward-looking statement made by Butterfield in this News Release speaks only as of the date hereof. New risks and uncertainties come up from time to time, and it is impossible for Butterfield to predict these events or how they may affect it. Butterfield does not intend to update any forward-looking statements after the date hereof, except as required by law.

About Butterfield
Butterfield is a specialist provider of international financial services. The Butterfield Group offers a full range of community banking services in Bermuda, and the Cayman Islands, encompassing retail and corporate banking and treasury activities. The Group variously provides private banking, asset management, investment advisory, residential property lending and personal trust services from its headquarters in Bermuda and subsidiary offices in The Bahamas, the Cayman Islands, Guernsey, Switzerland and the United Kingdom. Butterfield also provides services to corporate and institutional clients from offices in Bermuda, The Bahamas, the Cayman Islands and Guernsey, which include asset management and trust services. Butterfield is publicly traded on the New York Stock Exchange. Butterfield is also publicly traded in Bermuda, and its shares are listed on the Bermuda Stock Exchange.

Media Relations Contact
Mark Johnson
Vice President, Group Head of Communications
The Bank of N.T. Butterfield & Son Limited
Phone: (441) 299 1624
Cellular: (441) 524 1025
Fax: (441) 295 3878
E-mail: mark.johnson@butterfieldgroup.com